FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule
13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 & 2 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971, 333-11650 AND 333-148318), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS Announces launching OptimizeIT- A Family of Revolutionary Software Products

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: October 28, 2008

BOS Announces launching OptimizeIT- A Family of Revolutionary Software Products

RISHON LEZION, Israel, October 28, 2008 /GLOBE NEWSWIRE/ B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE: BOSC) a leading provider of comprehensive Mobile and RFID solutions for the enterprise and of Supply Chain Solutions, announced launching of OptimizeIT – a family of revolutionary cost-saving software products. OptimizeIT gives organizations the ability to better utilize and manage their software licenses and save up to 30% of their total license spending. OptimizeIT generates accurate utilization reports and serves also as a tactical tool that has the ability to release an unused license once it has been detected. As a result organizations immediately experience a high number of unused software licenses freed up due to the reassigning of unused idle licenses. This number represents huge overall savings as well as the comfort of knowing that the licenses that are being used are being utilized to their best ability.

The OptimizeIT family currently consists of three products:

—	OptimizeIT-Commercial has the ability to know the real usage of desktop and Mobile applications by monitoring & analyzing both the application and the user who is running it by the difference between editing and viewing.

—	OptimizeIT-CAD reports the real usage of CAD applications operating in floating/concurrent environments.

—	OptimizeIT-ERP reports the real usage of ERP and CRM software applications by analyzing the scope and pattern of usage of every user or group of users.

Shmuel Koren, BOS’s President and CEO commented: “OptimizeIT reflects our abilities in developing new products based on cutting edge technologies, using the most advanced tools. OptimizeIT’s innovative approach and simplicity assist companies who seek ways to control, manage and maximize the value of their IT assets. We are launching OptimizeIT at times of a growing need for a useful tool that creates immediate and substantive cost savings, resulting in added value to its users. We have already started selling OptimizeIT to customers in the telecom and medical technology segments.”

About BOS

B.O.S. Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that are offered either as stand alone products or as full Solutions combined of:

(a) Hardware Devices – A Mobile and RFID Infrastructure with an automatic identification and data collection equipment based on RFID and barcode technology; and

(b) Middleware – A variety of proprietary Servers intended to receive data from Hardware, process it and transfer it to the Software Applications; and

(c) Software Applications – PointAct application platform for implementation of various business organizational processes.

(ii)	Supply Chain Solutions- reselling electronic systems and components for security, and aerospace manufacturers.

BOS is traded on NASDAQ and on the Tel-Aviv stock exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

Israeli Investor Relations - please contact
Kwan Communications
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

U.S. Investor Relations - please contact
Grayling Global
Ms. Leslie Wolf-Creutzfeldt
+ 1 +646-284-9472
lwolf-creutzfeldt@hfgcg.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.